# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMERICAN COASTAL INSURANCE Corp, CIK 0001401521
CUSIP: 910710102
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 570 CARILLON PARKWAY, SUITE 100, SAINT PETERSBURG, Florida (FL), 33716
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0001702668
Persons authorized to receive notices and communications: R. Daniel Peed, 570 Carillon Parkway, Suite 100, St. Petersburg, Florida (FL), 33716, 7276330851; Eric T. Juergens, 66 Hudson Blvd E, New York, New York (NY), 10001, 2129006000

## Reporting persons
- Peed Daniel (CIK 0001702668): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,981,936; shared voting power 14,818,237; sole dispositive power 1,981,936; shared dispositive power 14,818,237; aggregate amount beneficially owned 16,800,173 (34.5% of the class)
- Peed FLP1, Ltd, L.L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 11,876,563; sole dispositive power 0; shared dispositive power 11,876,563; aggregate amount beneficially owned 11,876,563 (24.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: AMERICAN COASTAL INSURANCE Corp
Address of issuer's principal executive offices: 570 CARILLON PARKWAY, SUITE 100, SAINT PETERSBURG, Florida (FL), 33716
Comment: This Amendment No. 2 (the "Amendment") amends the Statement on Schedule 13D (as amended, the "Statement") initially filed on April 3, 2017 and amended on May 9, 2025 and relates to the shares of common stock ("Shares"), par value $0.0001 (the "Common Stock"), of American Coastal Insurance Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 570 Carillon Parkway, Suite 100, St. Petersburg, FL 33716. This Amendment is being filed as a result of sales of Shares by Leah Anneberg Peed, as disclosed on Leah's Form 13G amendment filed on August 8, 2025, over which the reporting persons had a voting proxy.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Peed directly owns 1,981,936 Shares, representing 4.1% of the outstanding Shares. Peed LP1 directly owns 11,876,563 Shares, representing 24.4% of the outstanding Shares, which are indirectly owned by Mr. Peed. Additionally, Mr. Peed has the power to vote 2,941,674 shares held by Leah Anneberg Peed pursuant to a voting proxy dated August 2016, attached to the Statement as Exhibit 4, representing 6.0% of the outstanding Shares. The Reporting Persons beneficially own in aggregate 16,800,173 Shares. The Shares beneficially owned by Reporting Persons represent, in the aggregate, approximately 34.5% of the outstanding Shares. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 48,746,722 Shares outstanding as of June 30, 2025, based on information disclosed in the Issuer's Form 10-Q filed on August 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Peed has the sole power to vote or direct the vote of and dispose or direct the disposition of the 1,981,936 Shares directly held by him. Peed FLP1 and Mr. Peed share the power to vote or direct the vote of and dispose or direct the disposition of the 11,876,563 Shares held directly by Peed FLP1 and held indirectly by Mr. Peed. Additionally, Mr. Peed has the power to vote 2,941,674 Shares held by Leah Anneberg Peed pursuant to a voting proxy dated August 2016 attached to the Statement as Exhibit 4, representing 6.0% of the outstanding Shares.

## Signatures
- Peed Daniel: R. Daniel Peed, Reporting Persons (08/11/2025)
- Peed FLP1, Ltd, L.L.P.: R. Daniel Peed, Manager (08/11/2025)